UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JULY 6, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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REGULATORY APPROVAL

NOVO NORDISK'S VICTOZA(R) (LIRAGLUTIDE) RECEIVES MARKETING AUTHORISATION IN
EUROPE

Novo Nordisk announced today that the European Commission has granted marketing authorisation for Victoza(R) for the treatment of type 2 diabetes in adults. The authorisation covers all 27 European Union member states.

Victoza(R) is the brand name approved in Europe for liraglutide, the first once-daily human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. The marketing authorisation covers:

o combination treatment with metformin or a sulphonylurea in patients with insufficient glycaemic control despite maximal tolerated dose of monotherapy with metformin or sulphonylurea, and

o combination treatment with metformin and a sulphonylurea or metformin and a thiazolidinedione in patients with insufficient glycaemic control despite dual therapy.

"This is an important milestone for Novo Nordisk and for the treatment of type 2 diabetes," says Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk. "In clinical studies involving more than 6,500 people with type 2 diabetes, Victoza(R) has been shown to have a significant blood glucose-lowering effect and lead to weight loss, while having a low risk of hypoglycaemia. On this background, we are convinced that Victoza(R) is a valuable new treatment option for people with type 2 diabetes."

Novo Nordisk will launch Victoza(R) in the UK, Germany and Denmark during the summer and in other European markets during the second half of 2009 and throughout 2010.

The marketing approval in Europe does not change Novo Nordisk's expectations for the company's financial results for 2009. Novo Nordisk will provide an update on the expectations for the company's financial results for 2009 on 6 August 2009 in connection with the release of the financial results for the first six months of 2009.

ABOUT VICTOZA(R)

Once-daily Victoza(R) is the first human Glucagon-Like Peptide-1 (GLP-1) analogue developed for the treatment of type 2 diabetes. Victoza(R) works by stimulating the release of insulin only when blood sugar levels are high. Weight loss with Victoza(R) is attributed to the fact that it slows gastric emptying and leads to increased satiety after meals. Victoza(R) is naturally broken down in the body and does not require renal excretion.

Throughout the clinical development programme, which involved more than 6,500 patients, Victoza(R) has demonstrated a favourable benefit:risk profile and has been compared to widely used diabetes treatments such as sulphonylureas (SUs) , thiazolidinediones (TZDs), insulin glargine and exenatide.

On 23 May 2008, Novo Nordisk submitted a New Drug Application to the Food and Drug Administration in the US as well as a marketing authorisation application to the European Medicines Agency in Europe, for the approval of Victoza(R) for the treatment of people with type 2 diabetes. A New Drug Application was also submitted for approval in Japan on 14 July 2008.

In both the US and Japan, a regulatory decision is pending.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,900 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Contacts for further information

Media:                            Investors:

Mike Rulis                        Mads Veggerby Lausten
Tel: (+45) 4442 3573              Tel: (+45) 4443 7919
mike@novonordisk.com              mlau@novonordisk.com

                                  Kasper Roseeuw Poulsen
                                  Tel: (+45) 4442 4471
                                  krop@novonordisk.com

In North America:                 In North America:
An Phan                           Hans Rommer
Tel: (+1) 609 558 0420            Tel: (+1) 609 919 7937
anph@novonordisk.com              hrmm@novonordisk.com

Company Announcement no 40 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JULY 6, 2009                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer